UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Nyer Medical Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

670711100 (CUSIP Number)

January 3, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670711100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Around the Clock Partners, LP 52-2279173
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

N/A
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
387,000
6. SHARED VOTING POWER
0
7. SOLE DISPOSITIVE POWER
387,000
8. SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

387,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.7%
12.	TYPE OF REPORTING PERSON

PN

Item 1.	(a)	Name of Issuer: Nyer Medical Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1292 Hammond Street Bangor, Maine 04401

Item 2.	(a)	Name of Person Filing: Around the Clock Partners, LP

	(b)	Address of the Principal Office or, if none, Residence: 33 6th Street S Suite 204 St. Petersburg, FL 33701

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 670711100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of a Group Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2006

AROUND THE CLOCK PARTNERS, LP

By:	Around the Clock Trading and Capital Management, LLC, General Partner

By:	/s/ Wayne Anderson
Wayne Anderson Managing Member